Dreyfus Premier Short-Intermediate Municipal Bond Fund

SEMIANNUAL REPORT September 30, 2008




BNY MELLON
ASSET MANAGEMENT

Dreyfus

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Short-Intermediate Municipal Bond Fund, covering the six-month period from April 1, 2008, through September 30, 2008.

These are difficult times for fixed-income investors. A credit crunch that began in 2007 has developed into a full-blown global financial crisis, recently resulting in the failure of several major financial institutions and prompting a massive government rescue effort. The U.S. economic slowdown also has gathered momentum, depressing investor sentiment and consumer confidence. These factors undermined returns in most bond market sectors, including municipal bonds. Even the traditional safe haven of U.S. government securities has encountered heightened volatility.

The depth and duration of the economic downturn will depend on how quickly the financial system can be stabilized. We believe that the Temporary Guarantee Program for Money Market Funds and the $700 billion rescue package intended to promote greater liquidity in the general financial markets meet several critical requirements for addressing today's financial stresses, and we expect these measures to contribute to a more orderly deleveraging process. However, recuperation from the financial crisis is likely to take time. In the meantime, we encourage you to keep in touch with your financial advisor and maintain a long-term and disciplined perspective to investing. Indeed, we already are seeing some positive signs, including a likely peak in global inflationary pressures, a bottoming of the U.S. dollar, attractive valuations among municipal securities and a large pool of worldwide financial liquidity that could be deployed gradually as the economic cycle turns.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
October 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of April 1, 2008, through September 30, 2008, as provided by Douglas Gaylor, Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended September 30, 2008, Dreyfus Premier Short-Intermediate Municipal Bond Fund's Class B shares produced a total return of 0.55%, and Class D shares returned 1.05%.[1] In comparison the fund's benchmark, the Lehman Brothers 3-Year Municipal Bond Index (the "Index"), provided a total return of 0.52% for the reporting period.[2] In addition, the average total return for all funds reported in the Lipper Short Municipal Debt Funds category was 0.15%.[3]

Weakness stemming from a credit crisis and economic downturn spilled over into the municipal bond market, sparking heightened volatility later in the reporting period. The fund produced higher returns than its benchmark index and its Lipper category average, as our conservative credit criteria and strong income profile helped protect it from the full brunt of market weakness.

The Fund's Investment Approach

The fund seeks to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal personal income tax. The fund will invest only in municipal bonds rated investment grade or the unrated equivalent as determined by Dreyfus, but may continue to hold bonds which are subsequently downgraded to below investment grade.[4] The fund invests primarily in municipal bonds with remaining maturities of five years or less and generally maintains a dollar-weighted average portfolio maturity of two to three years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We also may look to select bonds that are most likely to obtain attractive prices when sold.

Credit and Economic Concerns Hurt Investor Sentiment

The reporting period proved to be challenging for investors in most asset classes, including municipal bonds, as a credit crunch that began in 2007 in the sub-prime mortgage market developed into a global financial crisis. Highly leveraged institutional investors were forced to sell creditworthy investments, including municipal bonds, to meet margin calls. In addition, several major bond insurers suffered massive sub-prime related losses, causing investors to question the value of insurance on municipal bonds, and the downturn in investor sentiment led to severely curtailed liquidity conditions in the auction-rate securities sector of the municipal bond market.

Municipal bonds also were influenced by the U.S. economic slowdown stemming from a slumping housing market, mounting job losses and inflated food and energy costs. As the downturn intensified, investors adopted increasingly cautious attitudes toward risk, flocking to U.S. Treasury securities and money market instruments. These developments effectively boosted the supply of short- and intermediate-term municipal bonds, causing prices to fall and yields to rise. Indeed, municipal bond yields were, at times during the reporting period, significantly higher than those of comparable taxable U.S. Treasury securities.

Income-Oriented Holdings Supported Returns

Extensive research by our credit analysts and a focus on higher-quality bonds helped the fund avoid some of the problems affecting lower-rated securities. The fund received particularly strong contributions from income-oriented bonds that were purchased at higher yields than are currently available from comparable securities. The fund also benefited from our yield curve strategy, which emphasized bonds in the one- to three-year range and de-emphasized those with longer maturities, where weakness was more pronounced. This strategy produced an average duration that was modestly shorter than that of the benchmark.

On the other hand, disappointments were concentrated among the fund's insured holdings, which traded at levels commensurate with their underlying credit quality when monoline insurers encountered financial difficulties. Although the effect of this shift was mitigated by our independent credit research, it nonetheless detracted from relative performance.

Maintaining a Cautious Approach

Although most states' fiscal conditions remained sound during the reporting period, the budget outlook deteriorated along with the U.S. economy. In addition, the financial crisis worsened at the end of the reporting period, suggesting that investors are likely to remain risk-averse over the foreseeable future. Therefore, we have maintained the fund's defensive investment posture, including a focus on higher-quality securities.

October 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the applicable contingent deferred sales charge imposed on redemptions in the case of Class B shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 3-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 3-year tax-exempt bond market, consisting of municipal bonds with maturities of 2-4 years. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

[4] *The fund may continue to own investment-grade bonds (at the time of purchase) which are subsequently downgraded to below investment grade.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Short-Intermediate Municipal Bond Fund from April 1, 2008 to September 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended September 30, 2008

	Class B Shares	Class D Shares
Expenses paid per $1,000†	$ 8.70	$ 3.83
Ending value (after expenses)	$1,005.50	$1,010.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended September 30, 2008

	Class B Shares	Class D Shares
Expenses paid per $1,000†	$ 8.74	$ 3.85
Ending value (after expenses)	$1,016.39	$1,021.26

† *Expenses are equal to the fund's annualized expense ratio of 1.73% for Class B shares and .76% for Class D shares, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

September 30, 2008 (Unaudited)

Long-Term Municipal Investments−87.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama−2.8%				
Jefferson County, Limited Obligation School Warrants	5.00	1/1/09	2,000,000	1,910,760
Mobile Industrial Development Board, PCR (Alabama Power Company Barry Plant Project)	4.75	3/19/12	2,000,000	2,027,860
California−1.8%				
California Municipal Finance Authority, COP (Community Hospitals of Central California Obligated Group)	5.00	2/1/11	1,500,000	1,519,260
California Municipal Finance Authority, SWDR (Waste Management, Inc. Project)	4.10	9/1/09	1,000,000	993,120
Colorado−1.2%				
Black Hawk, Device Tax Revenue	5.00	12/1/12	760,000	759,096
E-470 Public Highway Authority, Senior Revenue (Insured; MBIA, Inc.)	4.00	9/1/10	1,000,000	1,003,460
District of Columbia−1.3%				
District of Columbia, Enterprise Zone Revenue (819 7th Street, LLC Issue) (LOC; Branch Banking and Trust Company)	3.60	10/1/09	1,790,000	1,806,003
Florida−6.5%				
Citizens Property Insurance Corporation, High-Risk Account Senior Secured Revenue	5.00	6/1/11	2,000,000	2,035,180
Florida Hurricane Catastrophe Fund Finance Corporation, Revenue	5.00	7/1/10	2,000,000	2,029,880
Lee County Industrial Development Authority, Healthcare Facilities Revenue (Cypress Cove at Healthpark Florida, Inc. Project)	4.75	10/1/08	3,000,000	2,999,850
Miami-Dade County School Board, COP (Master Lease Purchase Agreement) (Insured; MBIA, Inc.)	5.00	5/1/11	2,000,000	2,091,360

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Georgia—1.3%				
Development Authority of the City of Milledgeville and Baldwin County, Revenue (Georgia College and State University Foundation Property III, LLC Student Housing System Project)	5.00	9/1/09	1,045,000	1,070,414
Private Colleges and Universities Authority, Student Housing Revenue (Mercer Housing Corporation Project)	6.00	6/1/11	790,000	817,689
Idaho—1.2%				
University of Idaho Regents, General Revenue (Insured; FSA)	4.38	4/1/11	1,600,000	1,650,704
Illinois—2.4%				
Illinois Housing Development Authority, Housing Revenue	3.85	7/1/09	870,000	876,403
Upper Illinois River Valley Development Authority, MFHR (Morris Supportive Living Project) (LOC; Wells Fargo Bank)	3.90	1/1/10	2,500,000	2,503,025
Indiana—2.5%				
Indiana Health Facility Financing Authority, Revenue (Ascension Health Subordinate Credit Group)	5.00	7/1/11	1,000,000	1,029,970
Seymour, EDR (Union Camp Corporation Project)	6.25	7/1/12	2,420,000	2,450,298
Iowa—.7%				
Coralville, Annual Appropriation GO Urban Renewal Bond Anticipation Project Notes	4.25	6/1/09	1,000,000	1,001,780
Louisiana—2.3%				
Louisiana Public Facilities Authority, Revenue (Pennington Medical Foundation Project)	4.00	7/1/11	925,000	920,662
Plaquemines Parish Law Enforcement District, Certificates of Indebtedness (Insured; FGIC)	4.00	3/1/10	1,095,000	1,106,903

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Louisiana (continued)				
Plaquemines Parish Law Enforcement District, Certificates of Indebtedness (Insured; FGIC)	4.50	3/1/11	1,145,000	1,170,293
Maine—1.6%				
Maine Educational Loan Marketing Corporation, Subordinate Student Loan Revenue	6.50	11/1/09	2,195,000	2,245,507
Michigan—1.1%				
Michigan Hospital Finance Authority, HR (Oakwood Obligated Group)	5.00	11/1/10	1,500,000	1,536,510
New Jersey—2.1%				
Bayonne, Temporary Note	5.00	10/24/08	2,000,000	1,999,540
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	4.25	6/1/11	1,000,000	982,120
New Mexico—1.3%				
Farmington, PCR (Southern California Edison Company Four Corners Project) (Insured; FGIC)	3.55	4/1/10	1,800,000	1,783,134
New York—16.5%				
Hempstead Town Industrial Development Agency, RRR (American Ref-Fuel Company of Hempstead Project)	5.00	6/1/10	1,000,000	987,770
New York City Housing Development Corporation, MFHR	4.25	5/1/10	1,850,000	1,868,241
New York City Housing Development Corporation, MFHR	3.95	11/1/10	4,500,000	4,500,990
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.00	1/1/10	3,000,000	3,034,650
New York State Dormitory Authority, Revenue (State University Educational Facilities)	5.50	5/15/10	1,800,000	1,879,308

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, Third General Resolution Revenue (State University Educational Facilities Issue) (Insured; FGIC)	5.25	5/15/12	2,000,000	2,071,060
New York State Housing Finance Agency, Affordable Housing Revenue	4.05	11/1/10	2,000,000	1,995,280
New York State Housing Finance Agency, MFHR (Crotona Estates Apartments)	3.95	8/15/10	1,085,000	1,086,161
New York State Housing Finance Agency, MFHR (Highland Avenue Senior Apartments)	4.40	2/15/11	2,000,000	2,002,380
New York State Housing Finance Agency, MFHR (Park Drive Manor II Apartments) (LOC: NBT Bank and The Bank of New York)	4.13	8/15/11	1,000,000	1,002,190
Suffolk County Industrial Development Agency, Continuing Care Retirement Community Revenue (Jefferson's Ferry Project)	4.20	11/1/08	845,000	845,431
Troy Industrial Development Authority, Civic Facility Revenue (Rensselaer Polytechnic Institute Project)	5.00	9/1/10	2,000,000	2,028,260
North Carolina−2.2%				
North Carolina Infrastructure Finance Corporation, COP (State of North Carolina 2005 Capital Improvements)	5.00	2/1/11	2,530,000	2,639,853
North Carolina Medical Care Commission, Health Care Facilities First Mortgage Revenue (Deerfield Episcopal Retirement Community)	3.80	11/1/09	500,000	499,760
Ohio−8.0%				
Buckeye Tobacco Settlement Financing Authority, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/11	4,000,000	3,997,640

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Ohio (continued)				
Cuyahoga County, Housing Revenue (Riverside Park Homes Project)	3.90	11/1/09	2,300,000	2,317,158
Hamilton County, Local District Cooling Facilities Revenue (Trigen-Cinergy Solutions of Cincinnati LLC Project)	4.60	6/1/09	2,000,000	2,012,540
Ohio Water Development Authority, PCR (The Cleveland Electric Illuminating Company Project)	3.75	10/1/08	3,000,000	2,999,880
Oklahoma—.6%				
Oklahoma Development Finance Authority, LR (Oklahoma State System Higher Education) (Insured; MBIA, Inc.)	3.00	12/1/08	800,000	800,928
Pennsylvania—7.2%				
Allegheny County Industrial Development Authority, EIR (USX Corporation Project)	4.75	11/1/11	2,000,000	1,957,060
Harrisburg Authority, Resource Recovery Facility Revenue	0.00	12/15/10	3,000,000 [a]	2,719,620
Indiana County Industrial Development Authority, PCR (Pennsylvania Electric Company Project) (Insured; MBIA, Inc.)	5.35	11/1/10	5,350,000	5,570,848
Rhode Island—1.4%				
Rhode Island Health and Educational Building Corporation, Hospital Financing Revenue (Lifespan Obligated Group Issue)	5.00	5/15/11	2,000,000	2,042,820
South Carolina—1.8%				
Orangeburg Joint Governmental Action Authority, Capital Projects Sales and Use Tax Revenue (Orangeburg County, South Carolina Project) (Insured; MBIA, Inc.)	5.00	4/1/12	2,000,000	2,079,020

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
South Carolina (continued)				
Spartanburg, Water System Revenue (Insured; FSA)	4.00	6/1/11	500,000	512,885
Tennessee−.7%				
Shelby County Health Educational and Housing Facility Board, Revenue (Methodist Le Bonheur Healthcare)	5.00	6/1/12	1,000,000	1,022,790
Texas−3.5%				
Bexar County Health Facilities Development Corporation, Revenue (Army Retirement Residence Foundation Project)	5.00	7/1/11	465,000	471,408
Lower Colorado River Authority, Revenue	5.00	5/15/12	1,000,000	1,044,650
Matagorda County Navigation District Number One, PCR (AEP Texas Central Company Project)	5.13	6/1/11	2,000,000	2,014,480
Titus County Fresh Water Supply District Number One, PCR (Southwestern Electric Power Company Project)	4.50	7/1/11	1,500,000	1,486,905
Utah−3.5%				
Intermountain Power Agency, Power Supply Revenue (SBPA; Morgan Stanley Bank)	3.00	3/15/09	3,000,000	2,990,700
Utah County, EIR (USX Corporation Project)	5.05	11/1/11	2,000,000	1,982,100
Virginia−8.5%				
Arlington County Industrial Development Authority, RRR (Alexandria/Arlington Waste-to-Energy Facility) (Ogden Martin System of Alexandria/Arlington Inc. Project) (Insured; FSA)	5.38	1/1/12	2,280,000	2,306,265
Chesterfield County Industrial Development Authority, PCR (Virginia Electric and Power Company Project)	5.50	10/1/09	3,250,000	3,258,937

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Virginia (continued)				
Louisa Industrial Development Authority, Solid Waste and Sewage Disposal Revenue (Virginia Electric and Power Company Project)	4.25	4/1/10	3,000,000	3,032,220
Riverside Regional Jail Authority, Jail Facility Senior RAN	4.25	7/1/10	2,500,000	2,533,475
Tobacco Settlement Financing Corporation of Virginia, Tobacco Settlement Asset-Backed Bonds	4.00	6/1/09	960,000 [b]	966,922
Washington—1.4%				
Ocean Shores Local Improvement District Number 2007-01, BAN	5.00	8/1/11	2,000,000	2,007,780
Wisconsin—.7%				
Wisconsin Health and Educational Facilities Authority, Revenue (Froedtert and Community Health, Inc. Obligated Group)	5.00	4/1/10	1,000,000	1,024,130
U.S. Related—1.4%				
Puerto Rico Housing Finance Authority, Housing Revenue (Vivienda Modernization 1, LLC Projects)	4.75	10/1/11	2,000,000	2,009,180
Total Long-Term Municipal Investments (cost $124,018,493)				**123,924,456**
Short-Term Municipal Investments—7.3%				
Illinois—1.1%				
Rockford, Revenue (Wesley Willows Obligated Group) (LOC; Marshall and Isley Bank)	5.00	10/1/08	1,500,000 [c]	1,500,000
Massachusetts—1.4%				
Massachusetts Health and Educational Facilities Authority, Revenue, CP (Harvard University)	3.35	6/11/09	2,000,000	2,015,760

Short-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
North Carolina—.7%				
Charlotte-Mecklenburg Hospital Authority, Health Care Revenue (Carolinas HealthCare System) (LOC; Wachovia Bank)	5.15	10/1/08	1,000,000 [c]	1,000,000
Pennsylvania—2.0%				
Delaware County Industrial Development Authority, PCR, Refunding (PECO Energy Company Project) (LOC; Wachovia Bank)	5.00	10/1/08	1,850,000 [c]	1,850,000
Lancaster County Hospital Authority, Health System Revenue (The Lancaster General Hospital Refunding Project) (LOC; Bank of America)	4.20	10/1/08	1,000,000 [c]	1,000,000
Tennessee—2.1%				
Blount County Public Building Authority, Local Government Public Improvement Revenue (LOC; SunTrust Bank)	4.30	10/1/08	3,000,000 [c]	3,000,000
Total Short-Term Municipal Investments (cost $10,350,000)				**10,365,760**
Total Investments (cost $134,368,493)			**94.8%**	**134,290,216**
Cash and Receivables (Net)			**5.2%**	**7,340,592**
Net Assets			**100.0%**	**141,630,808**

a *Security issued with a zero coupon. Income is recognized through the accretion of discount.*

b *This security is prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

c *Variable rate demand note—rate shown is the interest rate in effect at September 30, 2008. Maturity date represents the next demand date, or the ultimate maturity date if earlier.*

Summary of Abbreviations

ABAG	Association of Bay Area Governments	**ACA**	American Capital Access
AGC	ACE Guaranty Corporation	**AGIC**	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation	**ARRN**	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes	**BIGI**	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement	**CGIC**	Capital Guaranty Insurance Company
CIC	Continental Insurance Company	**CIFG**	CDC Ixis Financial Guaranty
CMAC	Capital Market Assurance Corporation	**COP**	Certificate of Participation
CP	Commercial Paper	**EDR**	Economic Development Revenue
EIR	Environmental Improvement Revenue	**FGIC**	Financial Guaranty Insurance Company
FHA	Federal Housing Administration	**FHLB**	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation	**FNMA**	Federal National Mortgage Association
FSA	Financial Security Assurance	**GAN**	Grant Anticipation Notes
GIC	Guaranteed Investment Contract	**GNMA**	Government National Mortgage Association
GO	General Obligation	**HR**	Hospital Revenue
IDB	Industrial Development Board	**IDC**	Industrial Development Corporation
IDR	Industrial Development Revenue	**LOC**	Letter of Credit
LOR	Limited Obligation Revenue	**LR**	Lease Revenue
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	17.6
AA		Aa		AA	24.3
A		A		A	18.7
BBB		Baa		BBB	20.6
BB		Ba		BB	1.7
F1		MIG1/P1		SP1/A1	6.2
Not Rated[d]		Not Rated[d]		Not Rated[d]	10.9
					100.0

†   *Based on total investments.*
[d]   *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	134,368,493	134,290,216
Cash		276,890
Receivable for investment securities sold		4,533,336
Interest receivable		1,839,144
Receivable for shares of Beneficial Interest subscribed		873,007
Prepaid expenses		14,691
		141,827,284
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		81,537
Payable for shares of Beneficial Interest redeemed		74,240
Accrued expenses		40,699
		196,476
Net Assets ($)		**141,630,808**
Composition of Net Assets ($):		
Paid-in capital		148,809,025
Accumulated undistributed investment income–net		13,340
Accumulated net realized gain (loss) on investments		(7,113,280)
Accumulated net unrealized appreciation (depreciation) on investments		(78,277)
Net Assets ($)		**141,630,808**

Net Asset Value Per Share

	Class B	Class D
Net Assets ($)	433,478	141,197,330
Shares Outstanding	34,358	11,190,711
Net Asset Value Per Share ($)	**12.62**	**12.62**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended September 30, 2008 (Unaudited)

Investment Income ($):	
Interest Income	**2,858,677**
Expenses:	
Management fee–Note 3(a)	342,600
Distribution fees–Note 3(b)	69,910
Shareholder servicing costs–Note 3(c)	35,322
Professional fees	25,774
Registration fees	17,764
Custodian fees–Note 3(c)	10,130
Prospectus and shareholders' reports	4,663
Trustees' fees and expenses–Note 3(d)	1,749
Interest expense–Note 2	580
Loan commitment fees–Note 2	370
Miscellaneous	13,784
Total Expenses	**522,646**
Less–reduction in fees due to earnings credits–Note 1(b)	(2,288)
Net Expenses	**520,358**
Investment Income–Net	**2,338,319**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(4,426)
Net unrealized appreciation (depreciation) on investments	(984,787)
Net Realized and Unrealized Gain (Loss) on Investments	**(989,213)**
Net Increase in Net Assets Resulting from Operations	**1,349,106**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended September 30, 2008 (Unaudited)	Year Ended March 31, 2008
Operations ($):		
Investment income—net	2,338,319	4,522,529
Net realized gain (loss) on investments	(4,426)	(120,646)
Net unrealized appreciation (depreciation) on investments	(984,787)	986,329
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,349,106**	**5,388,212**
Dividends to Shareholders from ($):		
Investment income—net:		
Class B Shares	(5,149)	(11,557)
Class D Shares	(2,319,830)	(4,461,921)
Net realized gain on investments:		
Class B Shares	(208)	–
Class D Shares	(67,483)	–
Total Dividends	**(2,392,670)**	**(4,473,478)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class B Shares	21,572	3
Class D Shares	23,303,614	11,544,017
Dividends reinvested:		
Class B Shares	3,174	6,655
Class D Shares	2,047,219	3,864,872
Cost of shares redeemed:		
Class B Shares	(17,048)	(419,179)
Class D Shares	(20,111,869)	(25,830,737)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**5,246,662**	**(10,834,369)**
Total Increase (Decrease) in Net Assets	**4,203,098**	**(9,919,635)**
Net Assets ($):		
Beginning of Period	137,427,710	147,347,345
End of Period	**141,630,808**	**137,427,710**
Undistributed investment income—net	13,340	–

STATEMENT OF CHANGES IN NET ASSETS *(continued)*

	Six Months Ended September 30, 2008 (Unaudited)	Year Ended March 31, 2008
Capital Share Transactions:		
Class B[a]		
Shares sold	1,700	–
Shares issued for dividends reinvested	251	527
Shares redeemed	(1,343)	(33,213)
Net Increase (Decrease) in Shares Outstanding	**608**	**(32,686)**
Class D[a]		
Shares sold	1,837,019	911,429
Shares issued for dividends reinvested	161,514	305,490
Shares redeemed	(1,585,008)	(2,042,957)
Net Increase (Decrease) in Shares Outstanding	**413,525**	**(826,038)**

[a] *During the period ended September 30, 2008, 449 Class B shares representing $5,696 were automatically converted to 449 Class D shares and during the period ended March 31, 2008, 44,731 Class B shares representing $782,299, were automatically converted to 47,021 Class D shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended September 30, 2008	Year Ended March 31,				
Class B Shares	(Unaudited)	2008	2007	2006	2005	2004
Per Share Data ($):						
Net asset value, beginning of period	12.71	12.63	12.57	12.65	12.93	12.98
Investment Operations:						
Investment income—net[a]	.15	.27	.25	.19	.18	.22
Net realized and unrealized gain (loss) on investments	(.08)	.09	.05	(.08)	(.28)	(.05)
Total from Investment Operations	.07	.36	.30	.11	(.10)	.17
Distributions:						
Dividends from investment income—net	(.15)	(.28)	(.24)	(.19)	(.18)	(.22)
Dividends from net realized gain on investments	(.01)	–	–	–	(.00)[b]	–
Total Distributions	(.16)	(.28)	(.24)	(.19)	(.18)	(.22)
Net asset value, end of period	12.62	12.71	12.63	12.57	12.65	12.93
Total Return (%)[c]	.55[d]	2.87	2.39	.88	(.74)	1.35
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.73[e]	1.79	1.72	1.70	1.65	1.69
Ratio of net expenses to average net assets	1.73[e,f]	1.78	1.72	1.70	1.65[f]	1.69
Ratio of net investment income to average net assets	2.43[e]	2.23	1.94	1.50	1.42	1.67
Portfolio Turnover Rate	24.38[d]	62.90	48.46	45.00	33.55	38.06
Net Assets, end of period ($ x 1,000)	433	429	839	1,021	1,795	1,292

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.
[f] Expense waivers and/or reimbursements amounted to less than .01%.
See notes to financial statements.

Class D Shares	Six Months Ended September 30, 2008 (Unaudited)	Year Ended March 31,				
		2008	2007	2006[a]	2005	2004
Per Share Data ($):						
Net asset value, beginning of period	12.71	12.63	12.57	12.66	12.93	12.98
Investment Operations:						
Investment income—net[b]	.22	.41	.36	.31	.30	.35
Net realized and unrealized gain (loss) on investments	(.08)	.08	.06	(.09)	(.27)	(.05)
Total from Investment Operations	.14	.49	.42	.22	.03	.30
Distributions:						
Dividends from investment income—net	(.22)	(.41)	(.36)	(.31)	(.30)	(.35)
Dividends from net realized gain on investments	(.01)	–	–	–	(.00)[c]	–
Total Distributions	(.23)	(.41)	(.36)	(.31)	(.30)	(.35)
Net asset value, end of period	12.62	12.71	12.63	12.57	12.66	12.93
Total Return (%)	1.05[d]	3.90	3.37	1.75	.26	2.31
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.76[e]	.77	.76	.76	.74	.75
Ratio of net expenses to average net assets	.76[e,f]	.77[f]	.76	.76	.74[f]	.75
Ratio of net investment income to average net assets	3.42[e]	3.23	2.89	2.44	2.34	2.68
Portfolio Turnover Rate	24.38[d]	62.90	48.86	45.00	33.55	38.06
Net Assets, end of period ($ x 1,000)	141,197	136,999	146,509	192,828	223,267	276,976

[a] *On January 26, 2006, the fund's Board of Trustees approved, effective as of the close of business on March 24, 2006 (the Effective Date) reclassifying all of the fund's Class A and Class P shares as Class D shares of the fund.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Not annualized.*
[e] *Annualized.*
[f] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Short-Intermediate Municipal Bond Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser.

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class B and Class D. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class D shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class D shares are sold at net asset value per share directly by Dreyfus and through certain banks and fund supermarkets, and as a part of certain wrap-fee programs. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio evaluation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Various inputs are used in determining the value of the fund's investments relating to FAS 157.

These inputs are summarized in the three broad levels listed below.

Level 1—quoted prices in active markets for identical securities.

Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3—significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of September 30, 2008 in valuing the fund's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments ($)†
Level 1–Quoted Prices	0	0
Level 2–Other Significant Observable Inputs	134,290,216	0
Level 3–Significant Unobservable Inputs	0	0
Total	**134,290,216**	**0**

† Other financial instruments include derivative instruments, such as futures, forward currency exchange contracts and swap contracts, which are valued at the unrealized appreciation (depreciation) on the instrument.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed delivery basis may be settled a month or more after the trade date.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credit as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital losses carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gains sufficient to relieve it from substantially all federal income and excise taxes.

The fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Liability for tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended September 30, 2008.

As of and during the period ended September 31, 2008, the fund did not have any liabilities for any unrecognized tax positions. The fund recognizes interest and penalties, if any, related to unrecognized tax positions as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the three-year period ended March 31, 2008 remains subject to examination by the Internal Revenue Service and state taxing authorities.

The fund has an unused capital loss carryover of $7,138,381 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to March 31, 2008. If not applied, $5,399,245 of the carryover expires in fiscal 2011, $44,004 expires in fiscal 2012, $278,375 expires in fiscal 2014, $958,575 expires in fiscal 2015 and $458,182 expires in fiscal 2016.

The tax character of distributions paid to shareholders during the fiscal year ended March 31, 2008 was as follows: tax exempt income $4,473,478. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended September 30, 2008, was approximately $24,200, with a related weighted average annualized interest rate of 2.40%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed with respect to Class D shares, 1½% of the value of the fund's average daily net assets, attributable to Class D shares, the fund may deduct from payments to be made to the Manager, or the Manager will bear such excess expense. During the period ended September 30, 2008, there was no expense reimbursement pursuant to the Agreement.

During the period ended September 30, 2008, the Distributor retained $121 from CDSCs on redemptions of the fund's Class B shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class D shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B shares and .10% of the value of the average daily net assets of Class D shares. During the period ended September 30, 2008, Class B and Class D shares were charged $1,604 and $68,306, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class B shares pay the distributor at an annual rate of .25% of the value of the average daily net assets of Class B shares, for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class B shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended September 30, 2008, Class B shares were charged $535 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended September 30, 2008, the fund was charged $21,123 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York Mellon, a subsidiary of BNY Mellon and an affiliate of Dreyfus, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended September 30, 2008, the fund was charged $1,677 pursuant to the cash management agreement.

The fund compensates The Bank of New York Mellon under a custody agreement for providing custodial services for the fund. During the period ended September 30, 2008, the fund was charged $10,130 pursuant to the custody agreement.

During the period ended September 30, 2008, the fund was charged $2,994 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $57,336, Rule 12b-1 distribution plan fees $11,700, shareholder services plan fees $89, custodian fees $4,028, chief compliance officer fees $1,497 and transfer agency per account fees $6,887.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended September 30, 2008, amounted to $31,386,059 and $35,589,787, respectively.

At September 30, 2008, accumulated net unrealized depreciation on investments was $78,277, consisting of $492,347 gross unrealized appreciation and $570,624 gross unrealized depreciation.

At September 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years and interim periods beginning after November 15, 2008. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Trustees held on July 16 and 17, 2008, the Board considered the re-approval for an annual period (through August 31, 2009) of the fund's Management Agreement with Dreyfus, pursuant to which Dreyfus provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus' representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus' representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and Dreyfus' corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus' research and portfolio management capabilities and that Dreyfus also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus' extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the performance of the fund's Class D shares and to a group of retail no-load short municipal debt funds (the "Performance Group") and to a larger universe of

funds, consisting of all retail and institutional short municipal debt funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons for various periods ended May 31, 2008. The Board members noted that the total return performance was variously above, at or below the Performance Group and Performance Universe medians, including above or at the Performance Universe medians in five of the six periods shown; the Board members noted the close proximity of the fund's performance to the Performance Group and the Performance Universe medians for certain periods when the fund's performance was below the medians. The Board members noted that the fund's yield variously was above, at and below the Performance Group and Performance Universe medians for all periods. Dreyfus also provided a comparison of the fund's calendar year total returns to the returns of its Lipper category average for the prior ten years.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund's management fee and Class D share expense ratio were higher than the Expense Group and Expense Universe medians.

Representatives of Dreyfus stated that there was one other mutual fund managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies and included within the fund's Lipper category (the "Similar Fund") and stated that there were no other accounts managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the fund. The Board members considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the fund's management fee.

Analysis of Profitability and Economies of Scale. Dreyfus' representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding Dreyfus' approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus' profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.
- The Board generally was satisfied with the fund's overall performance.
- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and management fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the Management Agreement was in the best interests of the fund and its shareholders.

NOTES

For More Information

**Dreyfus Premier
Short-Intermediate
Municipal Bond Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class B: DSBBX   Class D: DSIBX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2008, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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